Exhibit 99.1

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD (“SCAILEX”)

28th March 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Immediate Report

Further to Scailex’s immediate report of 20th February 2007, Scailex hereby announces that on 27th March 2007 it received the decision of the Commissioner of Restrictive Trade Practices’ to approve, subject to conditions, the merger between Oil Refineries Ltd (hereinafter: “Oil Refineries”), the Israel Corporation Ltd (hereinafter: “the Israel Corporation”) and Petroleum Capital Holdings Ltd. (hereinafter: “PCH”), a private company under the control of Scailex (80.1%).

It should be noted that PCH and the Israel Corporation hold shares of Oil Refineries in accordance with a binding memorandum of understandings between them. For details of the memorandum of understanding, see the company’s immediate report of 18th February 2007.

It should further be noted that as at the date of this report, the Ministers’ approvals that are required for the Israel Corporation and PCH, by virtue of the Government Companies Order (Declaration of the State’s Vital Interests in Oil Refineries Ltd), 5747-2007, for controlling the company, have not yet been received. Consequently, the Israel Corporation and PCH cannot yet exercise means of control in Oil Refineries.

Scailex Corporation Ltd.